UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

SMX (Security Matters) Public Limited Company

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8267K208

(CUSIP Number)

Alberto Morales. 22 Adelaide Street West Suite 3400, Toronto Ontario, M5H 4E3. Tel. (832) 3220699

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Cover page continued on the following page)

13D	Page 2 of 8

1.	Name of Reporting Person: PMB Partners LP (“PMB”)
2.	Check the Appropriate Box if a Member of a Group (see instructions): (a)☐ (b)☐
3.	SEC Use Only:
4.	SOURCE OF FUNDS (see instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 51,857*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 51,857 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,857*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.84%
14.	Type of Reporting Person (see instructions): PN

*Giving effect to the reverse stock split that was completed by SMX on July 15, 2024 (the “Reverse Split”).

13D	Page 3 of 8

1.	Name of Reporting Person: PMB GP LLC, General Partner of PMB Partners LP
2.	Check the Appropriate Box if a Member of a Group (see instructions): (a)☐ (b)☐
3.	SEC Use Only:
4.	SOURCE OF FUNDS (see instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 51,857*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 51,857 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,857*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.84%
14.	Type of Reporting Person (see instructions): PN

*Giving effect to the Reverse Split.

13D	Page 4 of 8

1.	Name of Reporting Person: Alberto Morales, Sole Manager of PMB GP LLC, General Partner of PMB Partners LP
2.	Check the Appropriate Box if a Member of a Group (see instructions): (a)☐ (b)☐
3.	SEC Use Only:
4.	SOURCE OF FUNDS (see instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 51,857*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 51,857 *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,857*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.84%
14.	Type of Reporting Person (see instructions): IN

*Giving effect to the Reverse Split.

13D	Page 5 of 8

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares of US$0.165 nominal value (the “Ordinary Shares”), of SMX (Security Matters) Public Limited Company (“SMX”). The address of the principal executive offices of SMX is Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6.

Item 2.	Identity and Background.

(a) Name of reporting person:

This Schedule 13D is being jointly filed by:

(i)	PMB, is an Ontario limited partnership
(ii)	PMB GP LLC, General Partner of PMB Partners LP, is a Delaware LLC
(iii)	Alberto Morales, Sole Manager of PMB GP LLC, General Partner of PMB Partners LP is a Mexican individual

((i)-(iii) together, the “Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Ordinary Shares reported herein.

(b) Business address of reporting person:

(i)	The address of the business office of PMB and PMB GP LLC is: 22 Adelaide Street West Suite 3400, Toronto Ontario, M5H 4E3.
(ii)	The address of Alberto Morales is Santo Domingo, Roble Corporate Center, Calle Rafael Augusto Sánchez No.86, Piso 7, Piantini Santo Domingo, Distrito Nacional, Republica Dominicana, 10148.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)	The principal business of PMB is to serve as investment vehicle to a private trust; PMB GP LLC principal business is acting as general manager of PMB, and Alberto Morales is an individual, that is the sole manager of PMB GP LLC, general partner of PMB.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws..

Item 3.	Source and Amount of Funds or Other Consideration.

(i)	On May 10, 2022, PMB Partners LP acquired shares in Security Matters PTY, Ltd. (Australia)(previously known as Security Matters Limited) (“SML”) for an initial investment of $690,200 AUD. In March 2023, the SML shares were converted into 81,355 Ordinary Shares of SMX on a 1:10.243 conversion. On June 29, 2024 and July 15, 2024, SMX affected reverse splits, which resulted in PMB owning 48 Ordinary Shares.

(ii)	On July 16, 2024, PMB acquired 3,885,715 Ordinary Shares as a result of the exchange of $500,000 USD of outstanding debt that SML owed to PMB. Pursuant to a Letter of Intent executed by SMX, SML, and PMB on July 10, 2024 (the “LOI”), in consideration for PMB (i) entering into the transactions set forth in the LOI, (ii) irrevocably waiving claw-back rights effective on and as of the date of the LOI, and (iii) the release of the pledge of shares issued by a related entity True Gold Consortium Pty Ltd as collateral for the payment in full of the debt, SMX agreed to issue to PMB 3,885,715 Ordinary Shares at no additional consideration to PMB save, to the extent required by applicable Irish law, for the payment by PMB of the nominal value of US$0.0022 for each of such Ordinary Shares. Then, on July 15, 2024, SMX affected a 1 to 75 reverse stock split (the “Reverse Split”), resulting in the 3,88,715 Ordinary Shares being converted to 51,809 Ordinary Shares at a nominal value per share of $0.165.

13D	Page 6 of 8

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes.

The Reporting Persons may engage in discussions with management, the Board (the “Board”), other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Ordinary Shares and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, board appointments, governance, performance, management, capitalization, trading of the Ordinary Shares at a discount to the Issuer’s net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

PMB has agreed to vote the Ordinary Shares as described in Item 6.

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 661,390 Ordinary Shares outstanding following the Reverse Split.

(b) Each of the Reporting Persons shares voting and dispositive power with respect to the Ordinary Shares owned as a result of their business relationships.

(c) Please see Item 3 of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

13D	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In the LOI, PMB undertook, as long as SMX is not in breach of the LOI or any other agreements and through December 31, 2025:

i.	Not to participate in any transaction intended to result in the acquisition of control over SMX which is not recommended by its board of directors,

ii.	Subject as follows, to either abstain from voting or vote in favour of any resolution proposed at a general meeting which is recommended by the board of directors of the Company, subject to first obtaining a confirmation in terms satisfactory to PMB, at its sole discretion, from the Irish Takeover Panel that such undertaking shall not give rise of itself to a concert party relationship between PMB and any other parties and is not regarded by the Irish Takeover Panel of concert party activity between PMB and any other party. Each of the parties to use all reasonable endeavours to obtain such confirmation within 30 days after execution of this Letter of Intent. PMB agrees to give an undertaking of lesser scope than as specified in this clause to an extent that is not regarded by the Irish Takeover Panel as giving rise of itself to concert party activity between PMB and any other party.

There are limitations to the above undertakings described in the LOI, which is attached here to as Exhibit 10.1.

The voting undertaking described above will cease to have any legal effects and automatically terminate upon the earlier of:

i.	As to any portion of the Ordinary Shares sold by PMB at any stock exchange where SMX trades its shares in the public markets with respect to any number of those Ordinary Shares sold,

ii.	The date in which the Ordinary Shares no longer represent more than 3.5% of the total issued and outstanding share capital of SMX,

iii.	The date on which a change of control of SMX occurs or is deemed to have occurred,

iv.	The date in which SMX incurs in an event of default on its payment obligations under a new note issued to PMB,

v.	The date in which a voluntary or involuntary petition is filed by or against SMX under any insolvency or bankruptcy or reorganization laws, rules, or regulations in any jurisdiction, or

vi.	The date in which SMX is de-listed from trading its shares in any stock exchange where it trades its shares.

The LOI also set forth the terms of a series of transactions, which will result in an additional issuance in the future by SMX of a total of 11,783,682 Ordinary Shares (157,116 after the Reverse Split) without payment of any further consideration other than (where required) the nominal value thereof by PMB, derived from the following transactions:

(i)	Loan Agreement

On November 27, 2022, SML entered into a Senior Secured Promissory Note, as amended by the First Amendment to the Secured Promissory Note dated March 5, 2023, by and between PMB, SML, and SMX, whereby PMB loaned to SML the principal amount of US$1,000,000. Such amount plus interest and fees results in a total debt of US$1,300,000 (the “Total Outstanding Debt”). As of the date of the LOI, such amount has not been paid and is due and payable in full to PMB. Therefore, in the LOI, the parties agreed to convert a portion of the Total Outstanding Debt of up to US$800,000 into 5,714,285 Ordinary Shares (76,190 Ordinary Shares after the Reverse Split), by the execution of a convertible note. The terms of the convertible note are described in the LOI.

(ii)	Share Exchange

SMX and PMB agreed to formalize an exchange of shares whereby PMB will exchange 11,833 shares that PMB owns in True Gold for 2,183,682 Ordinary Shares (29,116 Ordinary Shares after the Reverse Split), in accordance with the appropriate advice and recommendation of corporate and tax local counsel in Canada, Australia and Ireland.

(iii)	Investment

Based on previous agreements by means of which PMB made a US$500,000 investment in the equity of SMX whereby the parties agreed to certain claw-back rights in favor of PMB, in consideration for PMB (i) entering into the transactions set forth in the LOI, (ii) irrevocably waiving such claw-back rights effective on and as of the date of the LOI, and (iii) the release of the pledge of shares issued by True Gold as collateral for the payment in full of the Total Outstanding Debt, SMX has agreed to issue to PMB 3,885,715 Ordinary Shares (51,809 Ordinary Shares after the Reverse Split) at no additional consideration to PMB save, to the extent required by applicable Irish law, for the payment by PMB of the nominal value of US$0.0022 for each of such Ordinary Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Letter of Intent dated July 10, 2024

[Remainder of page intentionally left blank; signature page follows.]

13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2024

/s/ Alberto Morales
PMB Partners LP, by Alberto Morales as Sole Manager of PMB GP LLC, General Partner of PMB Partners LP

/s/ Alberto Morales
Alberto Morales as Sole Manager of PMB GP LLC, General Partner of PMB Partners LP

/s/ Alberto Morales
PMB GP LLC, by Alberto Morales as Manager.